Exhibit 4.4

AMENDED AND RESTATED NOMINATING AGREEMENT

THIS AMENDED AND RESTATED NOMINATING AGREEMENT (this “Agreement”), dated as of April 22, 2021, by and among TScan Therapeutics, Inc., a Delaware corporation (the “Company”), Baker Brothers Life Sciences, L.P. (“BBLS”) and 667, L.P. (“667” and together with BBLS, the “Investor”).

WHEREAS, the Company and the Investor are parties to that certain Nominating Agreement dated January 15, 2021 (the “Original Agreement”);

WHEREAS, the Company and the Investor desire to amend and restate the Original Agreement pursuant to the terms and subject to the conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree that the Original Agreement shall be amended and restated by this Agreement, which shall supersede and replace the Original Agreement, and further agree as follows:

1.    Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

(a)    “Affiliate” has the meaning given to that term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

(b)    “Board of Directors” means the Board of Directors of the Company.

(c)    “Bylaws” means the Bylaws of the Company, as may be amended, restated or otherwise modified from time to time.

(d)    “Common Stock” means shares of the Company’s Common Stock, par value $0.0001 per share.

(e)    “IPO” means the Company’s first underwritten public offering of its Common Stock under the Securities Act of 1933, as amended.

(f)    “Purchase Agreement” means that certain Series C Preferred Stock Purchase Agreement, dated January 15, 2021, by and among the Company, the Investor and the other parties thereto.

(g)    “Required Shares” means at least 75% of the shares of the Series C Preferred purchased by the Investor pursuant to the Purchase Agreement, or such number of shares of Common Stock (whether voting or non-voting) issued upon conversion of such number of shares of Series C Preferred (in either case, as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification or similar transaction).

(h)    “Series C Preferred” means shares of the Company’s Series C Preferred Stock, par value $0.0001 per share.

2.    Board Representation.

(a)    Subject at all times to Sections 2(b) and 3(n) below, during the period beginning immediately following the closing of the IPO and for three (3) years thereafter, at any time at which the Investor and its Affiliates, collectively, beneficially own (i) the Required Shares and (ii) at least 2% of the Company’s then-outstanding voting Common Stock, the Company shall support the nomination of, and cause the Board of Directors (or the nominating committee thereof), subject to the requirements of fiduciary duties under applicable law, to include in the slate of nominees recommended to the Company’s stockholders for election as directors of the Company at each annual or special meeting of the Company’s stockholders at which directors are to be elected (an “Election Meeting”), one (1) person designated at any time and from time to time by the Investor (the “Investor Designee”); provided that, the Company shall have no obligation to support the nomination of or cause the Board of Directors to include in the slate of nominees recommended to the Company’s stockholders for election as directors of the Company an Investor Designee if the Investor already has at least one Investor Designee serving as a director on the Board of Directors at the time of the Election Meeting and the term of such Investor Designee as a director on the Board of Directors does not expire at such Election Meeting. In the event that the Investor Designee resigns from his or her seat on the Board of Directors or is removed or otherwise fails to become or ceases to be a director for any reason, the Company shall cause the vacancy to be filled by the election or appointment of another Investor Designee nominated by the Investor as soon as reasonably practicable in compliance with applicable laws, rules and regulations, subject to the requirements of fiduciary duties. Investor will provide the Company, in writing, the information about the Investor Designee that is reasonably required by applicable law for inclusion in the Company’s proxy materials for meetings of stockholders promptly after the Company requests such information from the Investor, and will cause the Investor Designee to submit on a timely basis to the Company a completed and executed questionnaire in the form that the Company provides to its outside directors generally.

(b)    Notwithstanding the provisions of Section 2(a), the Investor shall not be entitled to designate any individual as a nominee to the Board of Directors if a majority of the disinterested members of the Board of Directors reasonably and in good faith determines, after consultation with the Company’s outside legal counsel and upon written advice of such counsel, that such person would not be qualified to serve as a director of the Company under any applicable law (including requirements of fiduciary duties under applicable law), rule or regulation, rule of the stock exchange on which the Company’s shares are listed, the Bylaws or any policy, or guidelines previously approved by the Board of Directors, provided that a direct or indirect purpose of any such policy or guideline is not to obstruct the Investor’s right to designate an individual as a nominee to the Board of Directors or its rights under this Agreement. The Company shall notify the Investor of any objection to an Investor Designee pursuant to this Section 2(b) sufficiently in advance of the date on which the proxy materials related to any such designee are to be mailed by the Company in connection with such election of directors, and in no event less than the first business day after such determination by the Board of Directors, so as to enable the Investor to propose a replacement Investor Designee in accordance with the terms of this Agreement.

(c)    Subject at all times to Section 3(n) below and the other limitations set forth in this Section 2(c), during the period beginning at the closing of the IPO until such time as the

Investor and its Affiliates, collectively, no longer beneficially own the Required Shares, the Company shall invite a designee of the Investor (the “Observer”) to attend all meetings of the Board of Directors and each committee thereof in a nonvoting observer capacity. In this respect, the Company shall give the Observer copies of all notices, minutes, consents, and other materials that it provides to its directors at substantially the same time and in the same manner as provided to such directors; provided, however, that such Observer shall agree to hold in confidence all information so provided; and provided, further, that the Company reserves the right to withhold any information and to exclude the Observer from any meeting or portion thereof that the (A) Board of Directors determines based upon the advice of outside counsel that (i) access to such information or attendance at such meeting is reasonably likely to adversely affect the attorney-client privilege between the Company and its counsel or (ii) access to such information or attendance at such meeting is reasonably likely to result in a conflict of interest or (B) to protect trade secrets (unless covered by an enforceable confidentiality agreement, in a form reasonably acceptable to the Company), or a conflict of interest, of if the Investor or Observer is a competitor of the Company. With respect to the Observer, the Company’s obligations under this Section 2(c) are contingent upon such Observer’s (x) entering into a confidentiality agreement with the Company in a form that is reasonably acceptable to the Company and the Investor and (y) agreeing to be bound by the Company’s insider trading and window policies then in effect and applicable to members of the Board of Directors. Additionally, the rights set forth in this Section 2(c) may only be exercised by the Investor at such time or times when no Investor Designee is on the Board of Directors.

3.    Miscellaneous.

(a)    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to its principles of conflicts of laws.

(b)    Certain Adjustments. Subject to Section 3(n) below, the provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for, or in substitution for the shares of Common Stock, by combination, recapitalization, reclassification, merger, consolidation or otherwise and the term “Common Stock” shall include all such other securities. In the event of any change in the capitalization of the Company, as a result of any stock split, stock dividend or stock combination or otherwise, the provisions of this Agreement shall be appropriately adjusted.

(c)    Enforcement. The parties expressly agree that the provisions of this Agreement may be specifically enforced against each of the parties hereto in any court of competent jurisdiction.

(d)    Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

(e)    Entire Agreement. This Agreement, the Bylaws and for so long as they remain in force, the Voting Agreement (as defined in the Purchase Agreement) and that certain letter agreement, dated as of January 15, 2021, by and among the Company and the Investor, constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof and supersedes all prior oral or written (and all contemporaneous oral) agreements or understandings with respect to the subject matter hereof.

(f)    Notice. All notices required or permitted under this Agreement must be in writing and sent to the address or email address (and with such copies, which shall not constitute notice) as identified below. Notices must be given: (a) by personal delivery, with receipt acknowledged; (b) by email followed by hard copy delivered by the methods under clause (c) or (d); (c) by prepaid certified or registered mail, return receipt requested; or (d) by prepaid reputable overnight delivery service. Notices shall be effective upon receipt. Either party may change its notice address by providing the other party written notice of such change. Notices shall be delivered as follows:

If to the Investor:	Baker Brothers Investments 860 Washington St., 3rd Floor New York, NY 10014 Attention: Scott Lessing, President Email: slessing@bbinvestments.com

with a copy (which copy shall not constitute notice) to:	Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Attention: Jason Kropp Email: Jason.Kropp@wilmerhale.com

If to the Company:	TScan Therapeutics, Inc. 830 Winter St. Waltham, MA 02451 Attention: Chief Executive Officer Email:

with a copy (which copy shall not constitute notice) to:	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive Suite 900 Boston, MA 02210 Attention: Timothy H. Ehrlich Email: tehrlich@gunder.com

(g)    Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to the Investor hereto upon any breach or default of the Company under this Agreement, shall impair any such right, power or remedy of the Investor nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereunder occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of the Investor of any breach or default of the Company under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, in each case, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to any party, shall be cumulative and not alternative.

(h)    Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile or other electronic means), each of which may be executed by less than all of the parties hereto, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

(i)    Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(j)    Amendments and Waivers. The provisions of this Agreement may be amended at any time and from time to time, and particular provisions of this Agreement may be waived or modified, with and only with an agreement or consent in writing signed by the Company and the Investor.

(k)    Jurisdiction. The parties hereto irrevocably submit, in any legal action or proceeding relating to this Agreement, to the jurisdiction of the courts of the United States located in the State of Delaware or in any Delaware state court and consent that any such action or proceeding may be brought in such courts and waive any objection that they may now or hereafter have to the venue of such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum.

(l)    Further Assurances. The parties agree to use their best efforts and act in good faith in carrying out their obligations under this Agreement. The parties also agree, without further consideration, to execute such further instruments and to take such further actions as may be necessary or desirable to carry out the purposes and intent of this Agreement.

(m)    Enforcement. The parties expressly agree that the provisions of this Agreement may be specifically enforced against each of the parties hereto in any court of competent jurisdiction.

(n)    Termination. This Agreement shall automatically terminate upon the earliest of (i) such time as the Investor and its Affiliates, collectively, no longer beneficially own the Required Shares, (ii) the third (3rd) anniversary of the closing of the IPO, and (iii) the consummation of a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation as in effect on the date hereof).

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IN WITNESS WHEREOF, each of the parties hereto has executed this Amended and Restated Nominating Agreement as of the date first above written.

COMPANY:

TSCAN THERAPEUTICS, INC.

By:	/s/ David Southwell
Name: David Southwell
Title: Chief Executive Officer

INVESTOR:

667, L.P.

BY: BAKER BROS. ADVISORS LP, management company and investment adviser to 667, L.P., pursuant to authority granted to it by Baker Biotech Capital, L.P., general partner to 667, L.P., and not as the general partner.

By:	/s/ Scott Lessing
Name: Scott Lessing
Title: President

BAKER BROTHERS LIFE SCIENCES, L.P.

By: BAKER BROS. ADVISORS LP, management company and investment adviser to Baker Brothers Life Sciences, L.P., pursuant to authority granted to it by Baker Brothers Life Sciences Capital, L.P., general partner to Baker Brothers Life Sciences, L.P., and not as the general partner.

By:	/s/ Scott Lessing
Name: Scott Lessing
Title: President

[SIGNATURE PAGE TO TSCAN THERAPEUTICS AMENDED AND RESTATED NOMINATING AGREEMENT]